SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 3)*
POMEROY IT SOLUTIONS, INC.

(Name of Issuer)
Common Stock, $.01 Par Value

(Title of Class of Securities)
731822 10 2

(CUSIP Number)
David B. Pomeroy, II
42475 N. 112th Street
N. Scottsdale, AZ 85262
(480) 595-0699
With a copy to:
Richard G. Schmalzl, Esq.
Graydon Head & Ritchey LLP
1900 Fifth Third Center
511 Walnut Street
Cincinnati, Ohio 45202
(513) 629-2828
(513) 333-4326 (fax)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 6, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box ☑.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Item 4. Purpose of Transaction
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
SIGNATURES

CUSIP No.	731822 10 2	13D	Page	2	of	3 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David B. Pomeroy, II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		2,070,679*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,636**

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,070,679*

WITH:	10	SHARED DISPOSITIVE POWER

22,636**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

2,093,315*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS).

N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.69%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Includes 452,000 Shares issuable upon exercise of currently exercisable stock options.
** Represents 22,636 Shares owned by Mr. Pomeroy’s spouse as to which he disclaims beneficial ownership.

CUSIP No.	731822 10 2	13D	Page	3	of	3 Pages
Preliminary Note: This Amendment No. 3 amends the Schedule 13D filed by the Reporting Person (defined below) with the Securities and Exchange Commission on April 8, 2008, as amended on May 19, 2008 and on May 22, 2008 (the “Schedule 13D”). All capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 13D. The Reporting Person is filing this Amendment No. 3 to report the expiration of the New Joint Bidding Agreement with ComVest Investment Partners III LP (“ComVest”) and the termination of the joint offer by the Reporting Person and ComVest to acquire the Company. Except as set forth in this Amendment No. 3, the Schedule 13D is unmodified.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended to add the following information:
     On October 6, 2008, the Reporting Person orally informed the Company’s Board that the Reporting Person and ComVest are withdrawing from further consideration of their proposed acquisition of the Company and that the Reporting Person is not actively pursuing the acquisition of the Company with ComVest or any other financial partner at this time. Nonetheless, the Reporting Person reaffirmed to the Board that he remains committed to enhancing stockholder value and, subject to the Board’s determination, is willing to assist the Company in returning the Company to profitability and/or with a sale of the Company or other strategic transaction.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended to add the following information:
     As of October 6, 2008, the New Joint Bidding Agreement between the Reporting Person and ComVest expired in accordance with its terms in accordance with Article V, Section 1 thereof.
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ DAVID B. POMEROY, II
David B. Pomeroy, II

Date: October 8, 2008